United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2023

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: October 27, 2023		Director of Investor Relations

Vale's Performance in 3Q23

October 27th, 2023

VALE

Disclaimer

"This presentation may include statements that present Vale's expectations about future events or results, including without limitation: (i) maintenance plan in some sites and production plan at Salobo III on slide 4; (ii) plans for implementing briquetting plants and for Mega Hub development on slide 5; (iii) our perspectives for deliveries in our Upstream Dam Decharacterization Program and for reduction of emergency levels of dams on slide 6; and (iv) cost guidance on slides 10, 11, 12 and 13. These risks and uncertainties include factors relating to our ability to perform our production plans and to obtain applicable environmental licenses. It include risks and uncertainties relating to the following: (a) the countries where we operate, especially Brazil, Canada and Indonesia; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; (e) global competition in the markets in which Vale operates; and (f) the estimation of mineral resources and reserves, the exploration of mineral reserves and resources and the development of mining facilities, our ability to obtain or renew licenses, the depletion and exhaustion of mines and mineral reserves and resources. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under "Forward-Looking Statements" and "Risk Factors" in Vale's annual report on Form 20-F."

VALE

1. Opening remarks

Business and Financial highlights

Iron Ore Solutions

- Iron ore fines and pellet sales up 6% y/y; production-to-sales gap reduced as expected
- On track to deliver production guidance with consistent quality improvement in 3Q23

Energy Transition Metals

- Copper production up 10% y/y: Salobo III continues its successful ramp up
- Nickel production is on track to reach guidance; Voisey's Bay mine transition is running according to plan
- Ongoing asset review to unlock value

Strengthening the core

- 1st iron ore briquette plant: commissioning started at the Tubarão Unit
- Mega Hubs: agreements to study developing hubs with Porto do Açu and H2 Green Steel (Brazil and North America)

Sustainable mining

- Circular mining: launching of Agera and MoU with BluestOne
- Dam safety: B3/B4 dam with emergency level reduced to 1

Stay disciplined

- US$ 2 billion in dividends and interest on capital approved for payment on Dec 1st
- Consistent buyback program

VALE

Leveraging operational excellence

Iron ore production
(Mt)


-4%
89.7
78.7
86.2
3Q22
2Q23
3Q23

- Strong output from S11D
- Higher pellet feed from Brucutu, after Torto dam commissioning
- Lower production-to-sales gap in Q3
- One-off engineering issue at S11D and Viga + power outage in Brazil

Copper production
(kt)


+10%
74.3
78.8
81.6
3Q22
2Q23
3Q23

- Continued ramp-up of Salobo III – now at 80% of capacity
- Salobo I&II Plant availability up 5% y/y to 90%
- Lower ore extraction rates from Coleman
- Sales up 3kt y/y

Nickel production
(kt)


-19%
51.8
36.9
42.1
3Q22
2Q23
3Q23

- Continued transition of Voisey's Bay to underground mining
- Q3 impacted by additional maintenance in North Atlantic
- Onça Puma furnace 1 revamp

Accelerating breakthrough iron ore solutions

Briquetting plants I & II

- **Aug/23**: Plant I commissioning
- **Dec/23**: Plant I start-up
- **1Q24**: Plant II commissioning
- **1H24**: Plant II start-up

→ ***+6Mtpy capacity***

Mega Hubs – agreements to date

- **Nov/22**: Agreements with Saudi Arabia, United Arab Emirates and Oman
- **Sep/23**: MoU with Porto do Açu (Brazil)
- **Sep/23**: Agreement with H2 Green Steel (Brazil and USA)
- **2024**: Beginning of construction works for 1st unit



First briquetting plant at Tubarão unit, Vitória, ES, Brazil

VALE

Advancing in sustainable mining

Agera

Created to develop our ***Sustainable Sand business***. ~900kt already used in civil construction and road paving.

BluestOne

10-year offtake agreement with VBM to ***repurpose refinery waste*** (50ktpy of slag from Onça Puma).

Strategic partnerships for decarbonization initiatives

Jointly assess with (i) ***H2 Green Steel***, potential enablers of sustainable steel production, and with (ii) ***Petrobras,*** decarbonization opportunities, including sustainable fuels.


Sand storage yard at Brutucu mine

Progressing as a safer Vale

Upstream Dam Decharacterization Program[1]


13
5
9
3
30
2019-23
2024-25
2026-30
2031-35
Total
Ongoing
Completed

Dams at emergency level[1]


-43%
-74%
35
4
7
24
20
2
5
13
9
4
5
2020[2]
2023[3]
2025
Level 3
Level 2
Level 1

No dam at critical safety level[4]


Area of Dique 2,
13th upstream structure
eliminated by Vale
(Itabira, MG, Brazil)

[1] Dams include geotechnical facilities dedicated to mining processes. [2] Considering the highest number of structures at emergency level in 2020. [3] As of October 27, 2023. [4] By 2025, no dam will be at emergency level 3.

2. Financial Performance

EBITDA up 12% y/y, on improved shipments and prices


Proforma EBITDA – 3Q23 vs. 3Q22
US$ million
• Including –US$ 56 MM effect from consumption of inventories at higher costs
4,002
677
214
-189
-124
-98
4,482
Proforma EBITDA 3Q22[1]
Price
Volume
Costs and expenses
FX effect
Others [2]
Proforma EBITDA 3Q23[1]

[1] Excluding Brumadinho expenses. [2] Includes -US$ 50 million in by-product revenues, - US$ 28 million dividends, and others.

C1 costs 7% lower sequentially; on track to deliver 2023 guidance

C1 guidance 2023
US$ 21.5–22.5/t


C1 cash cost, ex third-party purchase costs
US$/t
23.5
-0.9
-0.8
-0.3
0.4
21.9
2Q23
Demurrage
Higher volumes and fixed cost dilution
Efficiency initiatives[1]
Others[2]
3Q23
4Q23E

[1] Including costs related material, personnel, services and maintenance.
[2] Includes the consumption of inventories from the previous quarter at higher costs, energy costs, foreign exchange effect, and others.

VALE

Iron Ore Solutions: higher all-in costs driven by external factors

Iron ore fines & pellets EBITDA break-even

US$/t

	3Q22	2Q23	3Q23
Vale's C1 cash cost ex-third-party purchase cost	19.4	23.5	21.9
Third-party purchases cost adjustments	3.4	3.0	3.7
Vale's iron ore cash cost (ex-ROM, ex-royalties), FOB	**22.8**	**26.5**	**25.6**
Iron ore fines freight cost	22.4	17.6	18.9
Iron ore fines distribution cost	2.2	2.5	2.6
Iron ore fines expenses[1] & royalties	5.8	6.2	7.7
Iron ore fines moisture adjustment	4.7	4.7	4.7
Iron ore fines quality adjustment	(0.6)	(0.6)	(0.8)
Iron ore fines EBITDA all-in costs (US$/dmt)	**57.3**	**56.9**	**58.7**
Iron ore fines pellet adjustment	(6.0)	(3.9)	(3.0)
Iron ore fines and pellets EBITDA all-in costs (US$/dmt)	**51.3**	**53.0**	**55.7**

- Higher bunker costs: +US$ 0.9/t q/q
- Seasonally larger spot affreightment: +US$ 0.6/t q/q
- Δ US$ 10/bbl in brent oil = Δ US$ 0.9/t freight costs

- Higher Fe content in production and sales mix
- Lower 65%Fe index spread: -US$ 1.9/t q/q
- Absence of seasonal pellet JVs dividends: -US$ 1.2/t q/q

All-in guidance 2023: US$ 52-54/t

[1] Net of depreciation and includes dividends received and stoppage expenses

Copper: Salobo III ramp-up driving fixed cost dilution

Copper all-in costs

US$/t

	3Q22	2Q23	3Q23
COGS	5,170	6,046	5,512
By-product revenues	(2,390)	(3,177)	(2,960)
COGS after by-product revenues	**2,780**	**2,869**	**2,552**
Other expenses[1]	952	(325)	812
Total costs	**3,732**	**2,544**	**3,364**
TC/RCs penalties, premiums and discounts	452	544	560
All-in costs (EBITDA break-even)[2]	**4,184**	**3,088**	**3,924**
All-in costs (EBITDA break-even) ex-Hu'u	**3,638**	**3,112**	**3,264**

- Fixed costs dilution: -US$ 547/t q/q
- Lower gold prices: +US$ 133/t q/q
- Absence of one-off tax credits: +US$ 550/t q/q

All-in guidance 2023 (ex-Hu'u): US$ 3,200/t

[1] Includes sales expenses, R&D, pre-operating and stoppage expenses and other expenses.
[2] Considering only the cash effect of streaming transactions, copper operations EBITDA break-even would increase to US$ 5,012/t.

Nickel all-in costs increase mainly due to maintenance works

Nickel all-in costs
US$/t

	3Q22	2Q23	3Q23
COGS ex-third party	21,717	21,135	23,039
COGS[1]	23,214	21,969	23,581
By-product revenues	(6,663)	(7,232)	(4,807)
COGS after by-product revenues	**16,551**	**14,737**	**18,774**
Other expenses[2]	705	2,516	(81)
Total costs	**17,256**	**17,253**	**18,693**
Nickel average aggregate (premium) discount	190	(170)	(123)
All-in costs (EBITDA breakeven)	**17,066**	**17,083**	**18,570**

- Higher maintenance costs in Sudbury: +US$ 1,250/t q/q
- Lower copper sales: +US$ 2,425/t q/q
- One-off settlement of royalties: -US$ 1,096/t q/q

All-in guidance for 2023: US$ 15,500-16,000/t

[1] Excluding marketing activities
[2] Includes R&D, sales expenses and pre-operating and stoppage.

Healthy FCF generation allows for solid shareholder remuneration

Free cash flow – 3Q23

US$ million


• Higher accounts receivable from higher accrual sales (+1.7 Mt) and higher prices
• Dividends: US$ 1,678 billion
• Share buyback: US$ 546 million
4,482
-186
-559
-720
-1,464
-427
1,126
-2,087
-961
3Q23 Proforma EBITDA
Working capital
Brumadinho & decharacterization expenses[1]
Income taxes & REFIS
CAPEX
Others[2]
Free cash flow from operations
Cash management & others[3]
Decrease in cash & cash equivalents

[1] Includes US$ 438 million of disbursement of Brumadinho and de-characterization provisioned expenses and US$ 121 million of Brumadinho incurred expenses.
[2] Includes interest on loans, derivatives, leasing, payments to Renova and others.
[3] Includes US$ 546 million in share buybacks and US$ 1,678 million in dividends and US$ 13 million debt repayment, partially offset by new debt of US$ 150 million.

VALE

Solid shareholder remuneration via dividends and buybacks

Robust dividend yield

Solid dividend policy: 30% (EBITDA– Sustaining)

+

Additional dividends

Dividends paid and yield
US$ bn


To be paid in Dec/23
Dividend yield (%)[1]
15%
13,5
2021
9%
6,6
2022
7%
2,0
3,5
2023

Consistent buyback program

Concentration of future earnings

+

Discipline in capital allocation

Buyback programs since 2021
Million shares


% outstanding shares[2]
5%
270
1st program (Apr/21)
4%
200
2nd program (Oct/21)
7%
360
3rd program (Apr/22)
3%
150
4th program (Oct/23)

[1] Considering Market Cap of Dec. 31st of the prior year as reported by Bloomberg
[2] Considering the number of shares on Dec. 31st, 2020, before the share buyback program began

4. Closing remarks

Closing remarks

Stronger operational performance across all commodities

Cost efficiency initiatives and volume growth driving better unit cost results

Energy Transition Metals asset review confirming potential to unlock significant value

Committed to disciplined capital allocation

VALE

VALE